FINANCIAL FEDERAL CORPORATION
733 Third Avenue, 24th Floor
New York, New York 10017

November 13, 2006

Dear Stockholder:

We hereby supplement the Proxy Statement for the December 6, 2006 Annual Meeting of Stockholders of Financial Federal Corporation (the "Company") by adding the stockholder listed below to the table titled "Security Ownership of Certain Beneficial Owners and Management" on page 2 of the Proxy Statement. The Proxy Statement was mailed to stockholders commencing November 2, 2006. This supplement should be read together with the Proxy Statement.

We have enclosed another proxy card. **You do not have to take any action if you already voted your shares and do not wish to change your vote.** If you already voted or given your proxy and wish to change your vote please complete, date, sign and return the enclosed proxy card as soon as possible in the enclosed reply envelope or vote by telephone or Internet if permitted by your bank or broker. The Board of Directors continues to recommend that stockholders vote FOR the election of the nominees for directors, FOR the ratification of the appointment of KPMG as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2007, FOR the approval of the Amended and Restated 2001 Management Incentive Plan and FOR the approval of the 2006 Stock Incentive Plan.

Sincerely,
FINANCIAL FEDERAL CORPORATION

Troy H. Geisser
Secretary

SUPPLEMENT DATED NOVEMBER 13, 2006

TO PROXY STATEMENT DATED NOVEMBER 2, 2006

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned[2]	Percent of Ownership
Lord, Abbett & Co. LLC[3]	3,745,570	13.7
90 Hudson Street		
Jersey City, NJ 07302		

2 Unless otherwise noted, each person has the sole power to vote, or direct the voting of, and power to dispose, or direct the disposition of, all shares. Beneficial ownership was determined according to the rules of the Securities and Exchange Commission and includes options that are exercisable or will become exercisable within 60 days of October 20, 2006 and shares of restricted stock subject to forfeiture.

3 This information is based on the most recent Forms 13F or 13F-NT filed with the Securities and Exchange Commission.